Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

June 23, 2008

Via EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Foamex International Inc.
Registration Statement on Form S-1 Amendment N. 2
Filed on: June 19, 2008
File No.: 333-150336

Foamex International Inc.
Registration Statement on Form S-1 Amendment N. 2
Filed on: June 19, 2008
File No.: 333-150335

Ladies and Gentlemen:

On behalf of Foamex International Inc., a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying:

(i)                         Amendment No. 3 to the Registration Statement (“Rights Offering Amendment”) on Form S-1 of the Company, together with exhibits, marked to indicate changes from Amendment No. 2 to the Registration Statement on Form S-1, bearing File No. 333-150336, filed with the Securities and Exchange Commission (the “Commission”) on June 19, 2008 (“Rights Offering Registration Statement”); and

(ii)                      Amendment No. 3 to the Registration Statement (“Second Lien Term Loan Offering Amendment” and, collectively with the Rights Offering Amendment, the “Registration Statement Amendments”) on Form S-1 of the Company, together with exhibits, marked to indicate changes from Amendment No. 2 to the Registration Statement on Form S-1, bearing File No. 333-150335, filed with the Commission on June 19, 2008 (“Second Lien Term Loan Offering Registration Statement” and collectively, with the Rights Offering Registration Statement, the “Registration Statements”).

The Registration Statement Amendments reflect the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Jennifer R. Hardy dated June 19, 2008 (the “Comment Letter”).  The discussion below is presented in the order of the numbered comments in the Comment Letter.  Certain capitalized terms set forth in this letter are used as defined in the Rights Offering Registration Statement.  For your convenience, references in the responses to page numbers are to the marked version of the Rights Offering Amendment or the Second Lien Term Loan Offering Amendment, and to the prospectuses included therein, as may be applicable.

The Company has asked us to convey the following as its responses to the Staff:

Registration Statement on Form S-1 Amendment No. 2

File No.: 333-150336

General

1.                                      We note your response and revised disclosures in response to comment 1 of our prior comment letter.  We refer you to the first paragraph of the Use of Proceeds section on page 27 and the first paragraph of The Rights Offering section on page 32.  Please further revise your disclosures to eliminate language suggesting that the Significant Equityholders could participate in the rights offering.

Response to Comment 1

The Registration Statements have been revised in response to the Staff’s comment. Please see pages 27 and 32 of the Rights Offering Amendment and pages 23 and 28 of the Second Lien Term Loan Offering Amendment.

Rights Offering Proceeds & Proceeds from the Transactions

2.                                      Please clarify how you are arriving at the maximum proceeds amount.  It appears that you are arriving at this amount by reducing the total of 110.7 million shares of common stock by the 2.2 million early participation shares of common stock and then multiplying this number of shares by the $.65 per share price.  Please clarify your disclosure as necessary.

Response to Comment 2

The Registration Statements have been revised in response to the Staff’s comment. Please see footnote (1) to the Offering Proceeds table and footnote (2) to the Proceeds from the Transactions table on the cover pages of the Rights Offering Amendment and the Second Lien Term Loan Offering Amendment.

Recent Developments, page 11

3.                                      In the second paragraph on page 12, please identify the “Specified Stockholders” if they are different from the Significant Equityholders.

Response to Comment 3

The “Specified Stockholders” are the same as the “Curing Significant Equityholders” (as defined in the Registration Statements) and the Registration Statements have been revised in response to the Staff’s comment. Please see page 12 of the Rights Offering Amendment and page 4 of the Second Lien Term Loan Offering Amendment.

4.                                      In the same paragraph, please clarify the second half of your disclosure regarding the existence of equity cure rights, You state that you are permitted “to utilize a second equity cure, if needed,. ..” during one of the remaining quarters of 2008; however, in the next sentence you disclose that you do not have a commitment for an equity cure from the Specified Stockholders.  If you intend to disclose that to the extent that you are able to obtain an equity cure right you would be permitted under the terms of your loan facilities to exercise such cure right, then so state.

Response to Comment 4

The Registration Statements have been revised in response to the Staff’s comment. Please see page 12 of the Rights Offering Amendment and page 4 of the Second Lien Term Loan Offering Amendment.

Capitalization, page 28

5.                                      Please disclose how you are arriving at the pro forma adjustment amounts of $994,000 related to the equity cure premium.

Response to Comment 5

The equity cure premium was $1,000,000 and was satisfied through the issuance of 620,083 shares of common stock with a par value of $0.01 per share.  The $994,000 is $1,000,000 less the par value of the shares of common stock issued. The Registration Statements have been revised in response to the Staff’s comment. Please see page 31 of the Rights Offering Amendment and pages 21 and 22 of the Second Lien Term Loan Offering Amendment.

6.                                      Please disclose why the amount of transaction costs being recorded in additional paid-in capital is different than the amount being recorded as an adjustment to revolving credit facility.

Response to Comment 6

Total transaction costs are estimated at $8,000,000.  Debt amendment fees of $3,870,000 were paid prior to March 30, 2008 and were capitalized as debt issuance costs.  Similarly, $925,000 of bank agent and other fees were expensed prior to March 30, 2008. The Registration Statements have been revised in response to the Staff’s comment. Please see page 31 of the Rights Offering Amendment and page 22 of the Second Lien Term Loan Offering Amendment.

Registration Statement on Form S-1 Amendment No. 2

File No.: 333-150335

General

7.                                      We note your response and revised disclosures in response to comment 9 of our prior letter.

•                  Please expand your disclosure by explaining why the Significant Equityholders are able to participate in the second lien term offering for up to $10 million in assignment of loans.  Please reconcile this with statements in the prospectus and your response letter that they cannot participate.

•                  We note that you assume that the Significant Equityholders will not participate in the second lien term offering for that amount.  If that is the case, explain why you are including in the registration statement shares issuable upon assignment of $10 million in loans.

•                  Please clarify whether you are including in the registration statement shares issuable to the Significant Equityholders as early participation premium for $10 million in assignment of loans.

•                  To the extent applicable, please address this comment in the registration statement covering the rights offering.

Response to Comment 7

The Registration Statements have been revised in response to the Staff’s comment. Please see pages 32, 41 and 42 of the Rights Offering Amendment and pages 6, 23 and 29 of the Second Lien Term Loan Offering Amendment.

*           *           *

If you have any questions concerning the above responses, please do not hesitate to contact Judith R. Thoyer, Esq. at (212) 373-3002 (Telephone), (212) 492-0002 (Facsimile), or the undersigned at (212) 373-3431 (Telephone), (212) 492-0431 (Facsimile).

Sincerely,

Aun A. Singapore, Esq.

cc:	Andrew R. Prusky, Esq.
Foamex International Inc.
Judith R. Thoyer, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP